UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

5, Rue De Bonnevoie
L-1260 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 20, 2021, NeoGames S.A. (the “Company”) issued a press release announcing the appointment of Lisbeth McNabb to its Board of Directors (the "Board"). In accordance with the Company’s articles of association, Ms. McNabb will serve as a non-voting member of the Board, in an observer capacity (observateur), benefiting from the same information rights and subject to the same confidentiality undertakings as voting members of the Board. Subject to approval by our shareholders at the 2021 annual general meeting, Ms. McNabb will become a full voting member of the Board (administrateur) and will serve as chairperson on the Board’s audit committee and a member of its compensation and nominating and corporate governance committees. On February 24, 2021, the Board approved Ms. McNabb’s appointment as a non-voting member of the Board in an observer capacity and concluded that Ms. McNabb meets the relevant independence requirements of The Nasdaq Stock Market LLC and the Securities and Exchange Commission (the “SEC”), including the enhanced independence requirements applicable to audit committee members, and qualifies as an “audit committee financial expert”, as such term is defined under the applicable SEC rules. With Ms. McNabb’s appointment, the Board consists of six members, including five full voting members (administrateurs) and one non-voting member in an observer capacity (observateur).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: February 25, 2021